# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OXBRIDGE RE HOLDINGS Ltd, CIK 0001584831
CUSIP: G6856M122
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: SUITE 201, 42 EDWARD STREET, SUITE 201, 42 EDWARD STREET, GEORGETOWN, Cayman Islands (E9), KY1-9006
Date of event which requires filing of this statement: 07/26/2024
Amends the filing with accession number 0001104659-23-085821
Filed by CIK 0001538825
Persons authorized to receive notices and communications: Douglas Licker, Counsel, 101 East Kennedy Boulevard, Suite 4110, Tampa, Florida (FL), 33602, (954) 461-6101

## Reporting persons
- MARTIN ALLAN S. (CIK 0001538825): type of reporting person: individual (IN); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 1,010,036; sole dispositive power 0; shared dispositive power 1,010,036; aggregate amount beneficially owned 1,010,036 (15.4% of the class)
  Comment: Includes 189,993 ordinary shares held by Allan S Martin and 98,689 ordinary shares held by Allan S. Martin and his wife, Marie Martin, jointly; 83,300 ordinary shares issuable upon the exercise of warrants held by Allan S. Martin and 175,998 ordinary shares issuable upon the exercise of warrants held by Allan S. Martin and his wife, Marie Martin, jointly, that are currently exercisable; 77,986 ordinary shares held by Fleur de Lis Partners, LLLP, and 249,000 ordinary shares issuable upon the exercise of warrants held by Fleur de Lis Partners, LLLP that are currently exercisable. As the general partner of Fleur de Lis Partners, LLLP, Mr. Martin has voting and investment power over the ordinary shares and warrants held by that entity. The amount also includes 96,070 shares held by the Martin Family Foundation, Inc.; and 39,000 ordinary shares issuable upon the exercise of warrants held by the Martin Family Foundation, Inc. that are currently exercisable. Mr. Martin serves on Board of Directors of the Foundation.
  
  Based upon an aggregate of 6,553,959 Issuer ordinary shares of outstanding, consisting of (i) 6,006,661 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 547,298 shares of ordinary shares that may be acquired by exercise of warrants.
- Marie B. Martin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 34,664; shared voting power 683,050; sole dispositive power 34,664; shared dispositive power 683,050; aggregate amount beneficially owned 717,714 (11.4% of the class)
  Comment: Includes 288,682 ordinary shares held by Allan S. Martin and his wife, Marie Martin, jointly; 259,298 ordinary shares issuable upon the exercise of warrants held by Allan S. Martin and his wife, Marie Martin, jointly, that are currently exercisable. This amount also includes 17,332 shares held by the Allan S Martin Childrens IRRV Trust and 17,332 ordinary shares issuable upon the exercise of warrants held by the Allan S Martin Childrens IRRV Trust that are currently exercisable. Ms. Martin is the sole Trustee for the Trust. The amount also includes 96,070 shares held by the Martin Family Foundation, Inc. and 39,000 ordinary shares issuable upon the exercise of warrants held by the Martin Family Foundation, Inc. that are currently exercisable.
  
  Based upon an aggregate of 6,322,291 Issuer ordinary shares of outstanding, consisting of (i) 6,006,661 ordinary shares outstanding as reported by Issuer; and (ii) 315,630 shares of ordinary shares able to be acquired upon exercise of warrants.
- Fleur de Lis Partners, LLLP: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 326,986; sole dispositive power 0; shared dispositive power 326,986; aggregate amount beneficially owned 326,986 (5.2% of the class)
  Comment: Includes 77,986 ordinary shares held by Fleur de Lis Partners, LLLP, and 249,000 ordinary shares issuable upon the exercise of warrants held by Fleur de Lis Partners, LLLP that are currently exercisable
  
  Based upon an aggregate of 6,255,661 Issuer ordinary shares of outstanding, consisting of (i) 6,006,661 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 249,000 shares of ordinary shares able to be acquired upon exercise of warrants.
- Allan S Martin Children?s IRRV Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 34,664; shared voting power 0; sole dispositive power 34,664; shared dispositive power 0; aggregate amount beneficially owned 34,664
  Comment: Includes 17,332 shares held by the Allan S Martin Childrens IRRV Trust; and 17,332 ordinary shares issuable upon the exercise of warrants held by the Allan S Martin Childrens IRRV Trust that are currently exercisable. Ms. Martin is the sole trustee of the Trust.
  
  Based upon an aggregate of 6,023,993 Issuer ordinary shares of outstanding, consisting of (i) 6,006,661 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 17,332 shares of ordinary shares able to be acquired upon exercise of warrants.
- Benjamin A. Martin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 8,666; shared voting power 135,070; sole dispositive power 8,666; shared dispositive power 135,070; aggregate amount beneficially owned 143,736
  Comment: Includes 4,333 shares held by Benjamin A. Martin; and 4,333 ordinary shares issuable upon the exercise of warrants held by Benjamin A. Martin, that are currently exercisable. The amount also includes 96,070 shares held by the Martin Family Foundation, Inc.; and 39,000 ordinary shares issuable upon the exercise of warrants held by the Martin Family Foundation, Inc. that are currently exercisable. Mr. Martin serves on Board of Directors of the Foundation.
  
  Based upon an aggregate of 6,049,994 Issuer ordinary shares of outstanding, consisting of (i) 6,006,661 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 43,333 shares of ordinary shares able to be acquired upon exercise of warrants.
- Katherine M. Sogolow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 8,666; shared voting power 135,070; sole dispositive power 8,666; shared dispositive power 135,070; aggregate amount beneficially owned 143,736
  Comment: Includes 4,333 shares held by Katherine M. Sogolow; and 4,333 ordinary shares issuable upon the exercise of warrants held by Katherine Sogolow, that are currently exercisable. The amount also includes 96,070 shares held by the Martin Family Foundation, Inc.; and 39,000 ordinary shares issuable upon the exercise of warrants held by the Martin Family Foundation, Inc. that are currently exercisable. Ms. Sogolow serves on Board of Directors of the Foundation.
  
  Based upon an aggregate of 6,049,994 Issuer ordinary shares of outstanding, consisting of (i) 6,006,661 Issuer ordinary shares outstanding as reported by Issuer; and (ii) 43,333 shares of ordinary shares able to be acquired upon exercise of warrants
- Martin Family Foundation, Inc.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 135,070; shared voting power 0; sole dispositive power 135,070; shared dispositive power 0; aggregate amount beneficially owned 135,070
  Comment: The amount includes 96,070 shares held by the Martin Family Foundation, Inc.; and 39,000 ordinary shares issuable upon the exercise of warrants held by the Martin Family Foundation, Inc. that are currently exercisable. Each of Mr. Allan S. Martin, Ms. Marie Martin, Mr. Benjamin A. Martin and Ms. Sogolow serve on the Board of the Foundation. Amelja Martin, Samuel D. Martin and Mr. Zachary A. Sogolow also serve on the Board.
  
  Based upon an aggregate of 6,045,661 Issuer ordinary shares of outstanding, consisting of (i) 6,006,661 Issuer ordinary shares outstanding.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: OXBRIDGE RE HOLDINGS Ltd
Address of issuer's principal executive offices: SUITE 201, 42 EDWARD STREET, SUITE 201, 42 EDWARD STREET, GEORGETOWN, Cayman Islands (E9), KY1-9006

## Item 2. Identity and Background
Name of person filing:
Allan S. Martin, individually, as a Director of the Martin Family Foundation, Inc. and as General Partner of Fleur de Lis Partners, LLLP;

Marie Martin, individually, as Trustee of the Allan S Martin Childrens IRRV Trust and as a as a Director of the Martin Family Foundation, Inc.;

Fleur de Lis Partners, LLLP, a Delaware limited liability limited partnership.

Allan S Martin Childrens IRRV Trust;

Benjamin Martin, individually and as a Director of the Martin Family Foundation, Inc.;

Katherine Sogolow, individually and as a Director of the Martin Family Foundation, Inc.; and

Martin Family Foundation, Inc., a Florida not for profit corporation.
Residence or business address:
Fleur de Lis Partners, LLLP is a private limited liability limited partnership principally engaged in the business of investing and managing its own private equity investments. The business address for the Fleur de Lis Partners, LLLP is 101 E. Kennedy Blvd. Suite 4110, Tampa Florida 33602 Mr. Allan S. Martin is the General Partner.

The Allan S Martin Childrens IRRV Trust. The business address is 5013 W San Miguel St. Tampa Florida 33629. Marie B. Martin is the sole trustee.

The Martin Family Foundation, Inc. is a Florida, not-for-profit-corporation. It is a charitable organization and its mission is to provide for opportunities to expand Catholic education and to promote pro-life initiatives. The business address is 5013 W San Miguel St. Tampa Florida 33629. It is managed by its Board of Directors. The following are directors of the Foundation: Mr. Allan S. Martin, Ms. Marie Martin, Mr. Benjamin A. Martin, Ms. Sogolow, Amelja Martin, Samuel D. Martin and Mr. Zachary A. Sogolow.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Each of the individuals are United States citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used personal funds to purchase Ordinary Shares and warrants.

## Item 4. Purpose of Transaction
Purpose of transaction: All of the Ordinary Shares and Warrants of the Issuer were acquired for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Martin beneficially owns 1,010,036 Ordinary Shares, constituting 15.41% of the Ordinary Shares of the Issuer outstanding

Ms. Martin beneficially owns 717,714 Ordinary Shares constituting 11.35% of the Ordinary Shares of the Issuer outstanding.

Fleur de Lis Partners, LLLP beneficially owns 326,986 Ordinary Shares constituting 5.22% of the Ordinary Shares of the Issuer outstanding.

The Allan S Martin Childrens IRRV Trust beneficially owns 34,664 Ordinary Shares constituting less than 1% of the Ordinary Shares of the Issuer.

Benjamin Martin beneficially owns 143,736 Ordinary Shares constituting less than 1% of the Ordinary Shares of the Issuer.

Katherine M. Sogolow beneficially owns 143,736 Ordinary Shares constituting less than 1% of the Ordinary Shares of the Issuer.

The Martin Family Foundation, Inc. beneficially owns 135,070 Ordinary Shares constituting less than 1% of the Ordinary Shares of the Issuer.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Persons, except for the transactions described in Schedule A attached hereto, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares reported by this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction Ordinary Shares Price per Date of

Purchased (Sold) Share (1) Sale

Sale of Ordinary Shares (11,433) 3.09 7/26/24
Sale of Ordinary Shares (3,800) 3.1095 7/26/24
Sale of Ordinary Shares (2,770) 3.1195 7/26/24
Sale of Ordinary Shares (3,738) 3.08 7/29/24
Sale of Ordinary Shares (1,214) 3.0779 7/29/24
Sale of Ordinary Shares (1,230) 3.0859 7/29/24

1. Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $3.0381 to $3.1230. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

## Signatures
- MARTIN ALLAN S.: Allan S. Martin, Allan S. Martin (07/30/2024)
- Marie B. Martin: Marie Martin, Marie Martin (07/30/2024)
- Fleur de Lis Partners, LLLP: Allan S. Martin, Allan S. Martin, General Partner (07/30/2024)
- Allan S Martin Children?s IRRV Trust: Marie Martin, Marie Martin, Trustee (07/30/2024)
- Benjamin A. Martin: Benjamin Martin, Benjamin Martin (07/30/2024)
- Katherine M. Sogolow: Katherine Sogolow, Katherine Sogolow (07/30/2024)
- Martin Family Foundation, Inc.: Marie Martin, Marie Martin, President (07/30/2024)